                                  FORM 11-K

             [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                     OR

            [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 0-18886

     A.   HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(k) PLAN

                                     and

          HS RESOURCES, INC. PROFIT SHARING PLAN

     B.   HS RESOURCES, INC.
          One Maritime Plaza, 15th Fl.
          San Francisco, CA  94111

     HS RESOURCES, INC. EMPLOYEE
          INVESTMENT 401(k) PLAN

     FINANCIAL STATEMENTS
     AS OF DECEMBER 31, 1995 AND 1994
     TOGETHER WITH REPORT OF INDEPENDENT
          PUBLIC ACCOUNTANTS

                             HS RESOURCES, INC.

                       EMPLOYEE INVESTMENT 401(k) PLAN


                                    INDEX



                                                                    Page(s)
                                                                    -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              4

FINANCIAL STATEMENTS:
   Statement of Net Assets Available for Benefits with Fund
        Information as of December 31, 1995                           5

   Statement of Net Assets Available for Benefits with Fund
        Information as of December 31, 1994                           6

   Statement of Changes in Net Assets Available for Benefits
        with Fund Information for the Year Ended December 31, 1995    7

NOTES TO FINANCIAL STATEMENTS                                        8-12

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
   Schedule I-Item 27(a)--Schedule of Assets Held for Investment
        Purposes as of December 31, 1995                              13

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
        HS Resources, Inc. Employee Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(k) PLAN (the Plan ) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Denver, Colorado,
June 21, 1996.

                                                         HS RESOURCES, INC.
                                                         ------------------
                                                  EMPLOYEE INVESTMENT 401(k) PLAN
                                                  --------------------------------
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                -----------------------------------------------------------------
                                                      AS OF DECEMBER 31, 1995
                                                       ----------------------
                                           Participant - Directed
                 ----------------------------------------------------------------------------------------------------------------
                                   Conser-                                                          HSR
                  Money      GIC   vative  Balanced    Conser-                   Inter-            Common         Loans
                  Market    Port-   Bond    Value      vative   Value   Growth  national Emerging  Stock        to Parti-
                 Portfolio  folio   Fund   Portfolio   Equity   Equity   Value   Equity    Growth   Fund   Cash  cipants   Total
                 ---------  -----   ------ ---------   -------  ------   ------  -------- --------  ------ ----  --------- -----

ASSETS:
 Investments-
  Investments in
   HS Resources,
   Inc.
  Master Trust
   (Note 5)      $57,961  $20,428 $147,038 $436,322 $428,756 $270,288 $175,078 $245,085 $489,799 $219,389 $307 $  -   $2,490,451
Loans to parti-
  cipants             -       -        -        -        -        -        -        -        -        -     -   12,825    12,825
                  ------  -------- -------- -------- -------- -------- -------- -------- -------- -------- --- ------- ---------
Total investments 57,961   20,428  147,038  436,322  428,756  270,288  175,078  245,085  489,799  219,389  307  12,825 2,503,276
                  ------ -------- --------- -------- -------- -------- -------- -------- ------- --------- --- ------- ---------
  Receivables-
   Employer          -        -        -        -        -        -        -        -        -    192,747   -      -     192,747
                  ------ -------- --------- -------- -------- -------- -------- -------- -------- ------- ---  -------  --------
NET ASSETS
 AVAILABLE
 FOR BENEFITS    $57,961  $20,428 $147,038 $436,322 $428,756 $270,288 $175,078 $245,085 $489,799 $412,136 $307 $12,825$2,696,023
                 =======  ======= ======== ======== ======== ======== ======== ======== ======== ======== ==== ======= =========

                       The accompanying notes to financial statements are an integral part of this statement.

                                                         HS RESOURCES, INC.
                                                        -------------------
                                                  EMPLOYEE INVESTMENT 401(k) PLAN
                                                  -------------------------------
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               ---------------------------------------------------------------------
                                                      AS OF DECEMBER 31, 1994
                                                      -----------------------


                                           Participant - Directed
                 ------------------------------------------------------------------------------
                                    Conser-                                                          HSR
                   Money      GIC   vative  Balanced   Conser-                   Inter-             Common         Loans
                   Market    Port-   Bond    Value     vative   Value    Growth  national Emerging  Stock        to Parti-
                 Portfolio  folio    Fund   Portfolio   Equity   Equity   Value   Equity    Growth   Fund   Cash  cipants   Total
                 ---------  -----   ------ ---------   -------  ------   ------  -------- --------  ------ ----  --------- -----
ASSETS:
 Investments-
  Investments in
   HS Resources,
   Inc. Master
   Trust (Note 5)$35,722  $12,701  $96,103  $296,018 $304,528 $173,235 $119,670 $143,273 $274,992 $  -     $233 $  -    $1,456,475
 Loans to parti-
  cipants            -        -        -         -        -        -        -        -        -      -       -   17,821     17,821
                 -------  -------  -------  -------- -------- -------- -------- -------- -------- -------  ---- ------- ---------
   Total invest-
    ments         35,722   12,701   96,103   296,018  304,528  173,235  119,670  143,273  274,992    -      233  17,821  1,474,296
                  ------  ------- -------  --------  -------- -------- -------- -------- -------- ------- ----  ------- --------
 Receivables-
  Employer           -        -        -         -        -        -        -        -        -    283,003   -      -      283,003
                  ------  ------- -------   --------  -------- -------- -------- -------- -------- ------- ----  ------- --------
NET ASSETS
AVAILABLE
FOR BENEFITS     $35,722  $12,701 $96,103   $296,018 $304,528 $173,235 $119,670 $143,273 $274,992 $283,003 $233 $17,821 $1,757,299


                       The accompanying notes to financial statements are an integral part of this statement.


                                                         HS RESOURCES, INC.
                                                         ------------------
                                                  EMPLOYEE INVESTMENT 401(k) PLAN
                                                  -------------------------------
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           ------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                                ------------------------------------

                                                Participant - Directed
                 ------------------------------------------------------------------------------------------
                                   Conser-                                                          HSR
                  Money      GIC   vative  Balanced   Conser-                    Inter-            Common         Loans
                  Market    Port-   Bond    Value      vative   Value   Growth  national Emerging  Stock        to Parti-
                 Portfolio  folio   Fund   Portfolio   Equity   Equity   Value   Equity    Growth   Fund   Cash  cipants   Total
                 ---------  -----   ------ ---------   -------  ------   ------  -------- --------  ------ ----  --------- -----
ADDITIONS TO
 NET ASSETS
 ATTRIBUTED TO:
 Investment income
  (loss)-
 Net investment
  income (loss)
  from HS
  Resources,
  Inc. Master
  Trust (Note 5) $  5,126 $ 1,012 $ 15,607 $ 83,526 $ 98,522 $ 74,438 $ 40,385 $ 11,148 $129,852 $(26,048)$ 38 $ 1,177 $  434,783
Interest on
 participant
 loans


CONTRIBUTIONS:
 Employer             -       -        -        -        -        -         -        -        -    192,747    -     -     192,747
 Employee           9,326   9,890   19,688   69,132   68,298   49,104    41,070   47,512   73,141      456   48     -     387,665
 Rollover         185,248     -        -     11,098    5,549      -         -      5,549      -        -      -     -     207,444
                  -------  ------  -------   -------  -------- -------   -------  -------  -------  -------- ----  ----  --------
 Total
   additions      194,574   9,890   19,688   80,230   73,847   49,104    41,070   53,061   73,141  193,203   48     -     787,856
                  -------  ------  -------   -------  -------  -------   -------  -------  -------  -------- ----  ----  ---------

DEDUCTIONS FROM
NET ASSETS
ATTRIBUTED TO:
 Distributions
  to employees        -    (2,654)  (1,125) (35,572) (64,340) (69,075)  (66,985)     565  (29,811) (14,898) (20)    -   (283,915)
                  -------  -------  ------  -------- -------  --------  -------    ------  -------  -------- ----  ----  --------
NET INCREASE      199,700   8,248   34,170  128,184  108,029   54,467    14,470   64,774  173,182  152,257   66  1,177   938,724

NET TRANSFERS
BETWEEN FUNDS    (177,461)   (521)  16,765   12,120   16,199   42,586    40,938   37,038   41,625  (23,124)   8 (6,173)      -

NET ASSETS
AVAILABLE
FOR BENEFITS:
 Beginning of
 period            35,722  12,701   96,103   296,018  304,528  173,235   119,670  143,273  274,992  283,003  233  17,821  1,757,299
                  ------- ------   -------  -------  ------- -------     -------  ------- -------- -------- ---- ------- ----------
End of period     $57,961 $20,428 $147,038  $436,322 $428,756 $270,288  $175,078 $245,085 $489,799 $412,136 $307 $12,825 $2,696,023
                  ======= ======= ========  ======== ======== ========  ======== ======== ======== ======== ==== ======= =========

                       The accompanying notes to financial statements are an integral part of this statement.

              HS RESOURCES,INC. EMPLOYEE INVESTMENT 401(k) PLAN


                        NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1995 AND 1994



(1)     DESCRIPTION OF PLAN
        -------------------
Effective July 1, 1990, HS Resources, Inc. (the Company ) established the HS Resources Inc. Employee Investment 401(k) Plan (the Plan ).

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan s provisions.

   General
   -------
The Plan is a defined contribution plan covering all employees of the Company who have completed one year of service consisting of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ( IRC ), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ( ERISA ). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

   Contributions
   -------------
Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the IRC, an amount from 1% to 10% of their compensation as defined by the Plan, limited by the requirements of the IRC. Employees may contribute rollover contributions from another qualified plan. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan.

Each Plan year, the Company may in its sole discretion, contribute a matching contribution. Participants must be continuously employed from the first day to the last day of the Plan year to be eligible to receive matching contributions. For the Plan year ended December 31, 1995, the Company matched 50% of employee s elective deferrals up to 10% of compensation.

Each Plan year, the Company may, at its discretion, contribute an additional qualified nonelective contribution ( QNEC ) to the Plan. Allocations of QNEC contributions are made in the proportion that a participant s compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the Plan year in which they were participants. During the Plan year ended December 31, 1995, the Company made QNECs of $36,188.

The annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

   Participant Accounts
   --------------------
Participant accounts are credited with participant elective contributions, matching Company contributions, QNEC contributions and Plan earnings or losses.

   Investment Options
   ------------------
Participants are offered ten investment options in which they may invest as follows:

   * Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S.
        government securities, certificates of deposits, bankers acceptances, and commercial paper.

   * GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

   * Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

   * Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

   * Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

   * Value-Equity--Seeks long-term capital growth and income through investment in value-orientated stocks.

   * Growth Value--Seeks long-term capital growth through investment in stocks.

   * International Equity--Seeks capital growth through investment in securities of foreign (non-US) companies in maturing and emerging economies.

   * Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

   *    HSR Common Stock Fund--Investment in the common stock,
        $.001 par value, of HS Resources, Inc.

Participants may invest their accounts in one or more of the above funds in whole percent increments. On the first day of any calendar month, participants may change the distribution of their funds, with fourteen days written notice to the Plan Administrator.

   Vesting
   -------
Participants are immediately fully vested in both their elective contributions, Company matching contributions and QNEC contributions to the Plan.

   Payments of Benefits
   --------------------
A participant s entire interest in the Plan is payable upon attaining normal retirement age (age 65), death or becoming disabled, as defined. Upon termination of service, a participant s vested interest in the Plan is payable. Participant s benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year-end were immaterial. These amounts are included as a component of net assets available for plan benefits in the accompanying financial statements. These vested benefits will be distributed in accordance with the Plan Agreement.

   Participant Loans
   -----------------
In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant s vested account. Loans are secured by the participant s account and bear an interest rate of prime plus 2% on the date the loan is approved. Such loans are evidenced by promissory notes.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        ------------------------------------------
   Basis of Accounting
   -------------------
The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan s management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation
   --------------------
The Plan s investments are stated at fair value which is determined by PaineWebber Trust Company (the Trustee ) based on current market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

   Payment of Benefits
   -------------------
Benefits are recorded when paid.

   Plan Expenses
   -------------
The Plan pays all investment management fees (see Note 6). The Company pays all other costs and expenses of maintaining the Plan.

(3)     INCOME TAXES
        ------------
The Internal Revenue Service ( IRS ) has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)     PLAN TERMINATION
        ----------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

(5)     INTEREST IN HS RESOURCES, INC. MASTER TRUST
        -------------------------------------------
Most of the Plan s investments are in the HS Resources, Inc. Master Trust
( Master Trust ) which was established for the investment of assets of the Plan and the HS Resources, Inc. Profit Sharing Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1995 and 1994, the Plan s interest in the net assets of the Master Trust was approximately 80% and 77%, respectively. Investment income, net of expenses, relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:


                                        December 31,
                                    1995           1994
                                    ----           ----
   Investments at fair value:
        Cash and cash equivalents $    793       $    651
        Pooled trusts            2,838,728      1,890,053
        Employer stock             291,534           -
                                 ---------      ----------
                                 $3,131,055    $1,890,704
                                 ==========    ==========

Investment income for the Master Trust is as follows:


                                          Year Ending
                                        December 31,1995
   Interest income                              $   150
   Income from pooled trusts                    578,156
   Income (loss) from employer stock            (34,798)
                                                --------
                                                $543,508
                                                ========

(6)     RELATED PARTY TRANSACTIONS
        --------------------------
Certain Plan investments are units of pooled trust funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest. Fees paid by the Master Trust for the investment management services amounted to $34,000 for the year ended December 31, 1995. Certain Plan investments are also shares of the Company s common stock.

In addition, one of the named fiduciaries of the Plan is related to the account manager of the Master Trust, who received total commissions of $9,660 for the Plan year ending December 31, 1995.

(7)     PLAN AMENDMENT
- - --------------
The Plan was amended effective March 1, 1995 to allow the participants to direct their accounts in qualifying employer securities.

(8)     SUBSEQUENT EVENT
        ----------------
Effective June 17, 1996, the Tide West Oil Company 401(k) Plan was merged into the Plan. Approximately $370,000 of assets will be transferred to the Master Trust during 1996.

                                 SCHEDULE I











                             HS RESOURCES, INC.
                             ------------------
                       EMPLOYEE INVESTMENT 401(k) PLAN
                       -------------------------------

       ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (a)
       --------------------------------------------------------------
                           AS OF DECEMBER 31, 1995
                          ------------------------


   Identity of Party Involved/                      Historical     Current
   Description of Investments                          Cost         Value
- - -----------------------------------------------      ----------     -------
Loans to participants (interest rates ranging from
   7% to 11%)                                          $12,825     $12,825
                                                        =======    =======


(a) All investments in the Master Trust are properly excluded from this schedule.



               The accompanying notes to financial statements
                   are an integral part of this schedule.

   HS RESOURCES, INC. PROFIT-SHARING PLAN

   FINANCIAL STATEMENTS
   AS OF DECEMBER 31, 1995 AND 1994
   TOGETHER WITH REPORT OF INDEPENDENT
        PUBLIC ACCOUNTANTS

                             HS RESOURCES, INC.
                             ------------------
                             PROFIT-SHARING PLAN
                             -------------------

                                    INDEX
                                    ----


                                                                      Page(s)
                                                                     --------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                            16

FINANCIAL STATEMENTS:
   Statement of Net Assets Available for Benefits with Fund
        Information as of December 31, 1995                         17

   Statement of Net Assets Available for Benefits with Fund
        Information as of December 31, 1994                         18

   Statement of Changes in Net Assets Available for Benefits
        with Fund Information for the Year Ended
        December 31, 1995                                           19


NOTES TO FINANCIAL STATEMENTS                                      20-24

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
   Schedule I-Item 27(a)--Schedule of Assets Held for
        Investment Purposes as of December 31, 1995                 25

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------

To the Plan Administrator of the
        HS Resources, Inc. Profit-Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. PROFIT-SHARING PLAN (the Plan ) as of
December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado,
   June 21, 1996.


                                                         HS RESOURCES, INC.
                                                         ------------------
                                                        PROFIT-SHARING PLAN
                                                        --------------------
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                --------------------------------------------------------------------
                                                      AS OF DECEMBER 31, 1995
                                                      ------------------------

                                        Participant - Directed
                 --------------------------------------------------------------------------
                                    Conser-                                                          HSR
                   Money      GIC   vative  Balanced   Conser-                    Inter-            Common         Loans
                   Market    Port-   Bond    Value     vative    Value   Growth  national Emerging  Stock        to Parti-
                 Portfolio  folio    Fund   Portfolio   Equity   Equity   Value   Equity    Growth   Fund   Cash  cipants   Total
                 ---------  -----   ------ ---------   -------  ------   ------  -------- --------  ------ ----  --------- -----
ASSETS:
 Investments-
  Investments in
   HS Resources,
   Inc. Master
   Trust (Note 5)  $37,259  $8,898  $14,771  $49,358  $98,249  $82,338  $36,630  $83,816  $156,654 $72,145  $486 $   -   $640,604
  Loans to parti-
   cipants             -       -        -        -        -        -       -         -         -       -      -   19,427   19,427
                   --------  ------ -------  -------  -------  ------- -------   -------  -------- -------  ---   ------  -------
Total investments   37,259   8,898   14,771   49,358   98,249   82,338  36,630    83,816   156,654  72,145   486  19,427  660,031
                   --------  ------ -------  -------  -------  ------- -------   -------  -------- -------  ----  ------  -------
NET ASSETS
AVAILABLE FOR
BENEFITS           $37,259  $8,898  $14,771  $49,358  $98,249  $82,338  $36,630  $83,816  $156,654 $72,145  $486  $19,427 $660,031
                   =======  ======  =======  =======  =======  =======  =======  =======  ======== =======  ====  ======= ========

                       The accompanying notes to financial statements are an integral part of this statement.


                                                         HS RESOURCES, INC.
                                                         ------------------
                                                        PROFIT-SHARING PLAN
                                                        -------------------
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                --------------------------------------------------------------------
                                                      AS OF DECEMBER 31, 1994
                                                       ----------------------

                                        Participant - Directed
                 --------------------------------------------------------------------------
                                   Conser-                                                          HSR
                  Money      GIC   vative  Balanced   Conser-                    Inter-            Common         Loans
                  Market    Port-   Bond    Value     vative    Value   Growth  national Emerging  Stock        to Parti-
                 Portfolio  folio   Fund   Portfolio   Equity   Equity   Value   Equity    Growth   Fund   Cash  cipants   Total
                 ---------  -----   ------ ---------   -------  ------   ------  -------- --------  ------ ----  --------- -----
ASSETS:
 Investments-
  Investments in
   HS Resources,
   Inc. Master
   Trust (Note 5)$36,428  $8,628  $11,908  $37,447  $74,394  $57,159  $26,117  $75,590  $106,140 $     -  $418 $  -    $434,229
  Loans to parti-
   cipants           -       -        -        -        -        -        -        -         -         -   -    24,795   24,795
                  ------- ------- -------  -------  -------  -------  -------  -------  --------  -------  ---  ------- --------
 Total invest-
  ments           36,428   8,628   11,908   37,447   74,394   57,159   26,117   75,590   106,140       -   418  24,795  459,024
                  ------- ------- -------  -------  -------  -------  -------  -------  --------  -------  ---  ------- -------
 Receivables-
  Employer           -       -        -        -        -        -        -        -         -     95,370  -       -     95,370
                  ------- ------- -------  -------  -------  -------  -------  -------  --------  -------  ---  ------- -------
NET ASSETS
AVAILABLE
FOR BENEFITS      $36,428 $8,628  $11,908  $37,447  $74,394  $57,159 $26,117   $75,590  $106,140  $95,370 $418 $24,795 $554,394
                  ======= ======  =======  =======  =======  ======= =======   =======  ========  =======  ==== ======= =======

                       The accompanying notes to financial statements are an integral part of this statement.


                                                         HS RESOURCES, INC.
                                                         -----------------
                                                        PROFIT-SHARING PLAN
                                                        -------------------
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          -------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                                ------------------------------------

                                        Participant - Directed
                 --------------------------------------------------------------------------
                                    Conser-                                                          HSR
                   Money      GIC   vative  Balanced   Conser-                     Inter-           Common         Loans
                   Market    Port-   Bond    Value      vative   Value   Growth  national Emerging  Stock        to Parti-
                 Portfolio  folio    Fund   Portfolio   Equity   Equity   Value   Equity    Growth   Fund   Cash  cipants   Total
                 ---------  -----   ------ ---------   -------  ------   ------  -------- --------  ------ ----  ---------  -----
ADDITIONS TO
NET ASSETS
ATTRIBUTED TO:
 Investment income-
   (loss)
  Net investment
   income (loss)
   from HS
   Resources
   Inc. Master
   Trust (Note 5)$  2,370 $  533  $  1,378 $  9,622 $22,285  $22,881  $  8,444 $  4,594 $ 46,433 $(8,750) $112 $  -   $109,902
 Interest on
  participant
  loans               -      -         -        -       -        -         -        -        -        -    -    1,905    1,905
                    ------- ------  -------- -------- -------  -------  -------- -------- -------- -------- ---- ------ -------
  Total additions   2,370    533     1,378    9,622  22,285   22,881     8,444    4,594   46,433  (8,750)  112  1,905  111,807
                   -------- -----  -------- -------- -------  -------  -------- -------- -------- -------- ---- ------ --------

DEDUCTIONS FROM
NET ASSETS
ATTRIBUTED TO:
 Distributions to
  employees          (360)   -         -       (330) (1,065)    (236)     (564)     -       (444) (3,152)  (19)   -     (6,170)
                   -------  ------  -------- -------- ------- -------  -------- -------- -------- -------- ---- ------ --------
NET INCREASE
(DECREASE)          2,010    533     1,378    9,292  21,220   22,645     7,880    4,594   45,989 (11,902)   93   1,905  105,637

NET TRANSFERS
BETWEEN FUNDS      (1,179)  (263)    1,485    2,619   2,635    2,534     2,633    3,632    4,525 (11,323)  (25) (7,273)       -

NET ASSETS
AVAILABLE
FOR BENEFITS:
 Beginning of
  period           36,428  8,628    11,908   37,447  74,394    57,159   26,117   75,590  106,140  95,370    418  24,795  554,394
                   ------- ------  -------- -------- -------  -------  -------- -------- -------- -------- ---- ------ --------

 End of period    $37,259 $8,898   $14,771  $49,358 $98,249   $82,338  $36,630  $83,816 $156,654 $72,145   $486 $19,427 $660,031
                  ======= ======  ========  ======= =======   =======  =======  ======= ======== =======   ==== ======= ========

                       The accompanying notes to financial statements are an integral part of this statement.

                             HS RESOURCES, INC.
                             ------------------
                             PROFIT-SHARING PLAN
                             -------------------
                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------
                         DECEMBER 31, 1995 AND 1994
                         --------------------------


(1)     DESCRIPTION OF PLAN
        -------------------
Effective June 30, 1989, HS Resources, Inc. (the Company ) established the HS Resources, Inc. Employee Investment Plan, which was amended and restated effective as of that date, and renamed the HS Resources, Inc. Profit-Sharing Plan (the Plan ). The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan s provisions.

   General
   -------
The Plan is a defined contribution plan covering all employees of the Company who have completed one year of service consisting of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ( IRC ) for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ( ERISA ). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

   Contributions
   -------------
The Company may make a discretionary profit-sharing contribution each year to the Plan. The profit-sharing contribution is allocated to each participant s account based on an allocation formula, as defined in the Plan Agreement. There was no Company profit-sharing contribution for the Plan year ended December 31, 1995. Participants must be employed from the first day to the last day of a Plan year in order to be eligible to receive a contribution. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

   Participant Accounts
   --------------------
Participant accounts are credited with Company profit-sharing contributions, allocations of Plan earnings or losses, and allocations of forfeitures.

   Investment Options
   ------------------
Participants are offered ten investment options in which they may invest as follows:

   * Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposit, bankers acceptances, and commercial paper.

   * GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

   * Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

   * Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

   * Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

   * Value-Equity--Seeks long-term capital growth and income through investment in value-orientated stocks.

   * Growth Value--Seeks long-term capital growth through investment in stocks.

   * International Equity--Seeks capital growth through investment in securities of foreign (non-US) companies in maturing and emerging economies.

   * Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

   *    HSR Common Stock Fund--Investment in the common stock,
        $.001 par value, of HS Resources, Inc.

Participants may invest their accounts in one or more of the above funds in whole percent increments. On the first day of any calendar month, participants may change the distribution of their funds, with fourteen days written notice to the Plan Administrator.

   Vesting
   -------
Vesting in the Company profit-sharing contribution is based on years of service. This contribution shall be fully vested and non-forfeitable upon and after attaining the Plan s normal retirement age

(age 65), death, or disability. If termination occurs for any reason other than these events, the participant vests as follows:



   Years of Service              Vested Percentage
   ----------------              -----------------
   Less than 1 year                   0%
        1 year                        0%
        2 years                      20%
        3 years                      40%
        4 years                  66 2/3%
        5 years                     100%


   Forfeitures
   -----------
When certain terminations of participation in the Plan occur, the non-vested portion of the participant s account represents a forfeiture, as defined by the Plan. Forfeitures are reallocated among the profit-sharing contribution accounts of participants at the end of the Plan year in which the forfeiture occurred. However, if the participant is reemployed within six years and fulfills certain requirements, as defined by the Plan Agreement, the participant s account will be restored. Total forfeitures during the Plan year ended December 31, 1995 were approximately $4,000.

   Payments of Benefits
   --------------------
A participant s entire interest in the Plan is payable upon attaining normal retirement age (age 65), death or becoming disabled, as defined. Upon termination of service, a participant s vested interest in the Plan is payable. Participants' benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year-end were immaterial. These amounts are included as a component of net assets available for plan benefits in the accompanying financial statements. These vested benefits will be distributed in accordance with the Plan Agreement.

   Participant Loans
   -----------------
In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant s vested account. Loans are secured by the participant s account and bear an interest rate of prime plus 2% on the date the loan is approved. Such loans are evidenced by promissory notes.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        ------------------------------------------
   Basis of Accounting
   -------------------
The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation
   --------------------
The Plan s investments are stated at fair value which is determined by PaineWebber Trust Company (the Trustee ) based on current market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

   Payment of Benefits
   -------------------
Benefits are recorded when paid.

   Plan Expenses
   -------------
The Plan pays all investment management fees (see Note 6). The Company pays all the costs and expenses of maintaining the Plan.

(3)     INCOME TAXES
        ------------
The Internal Revenue Service ( IRS ) has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)     PLAN TERMINATION
        ----------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

(5)     INTEREST IN HS RESOURCES, INC. MASTER TRUST
        -------------------------------------------
Most of the Plan s investments are in the HS Resources, Inc. Master Trust
( Master Trust ) which was established for the investment of assets of the Plan and the HS Resources, Inc. Employee Investment 401(k) Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1995 and 1994, the Plan s interest in the net assets of the Master Trust was approximately 20% and 23%, respectively. Investment income, net of expenses, relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:

                                                  December 31,

                                              1995           1994
Investments at fair value:
   Cash and cash equivalents               $      793          $    651
   Pooled trusts                            2,838,728         1,890,053
   Employer stock                             291,534                -
                                          ------------         ---------
                                           $3,131,055         1,890,704

Investment income for the Master Trust is as follows:

                                              Year Ended
                                             December 31,
                                                1995
   Interest income                                   $   150
   Income from pooled trusts                         578,156
   Income (loss) from employer stock                 (34,798)
                                                     --------
                                                     $543,508
                                                ========

(6)     RELATED PARTY TRANSACTIONS
        --------------------------
Certain Plan investments are units of pooled trust funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest. Fees paid by the Master Trust for the investment management services amounted to $34,000 for the year ended December 31, 1995. Certain Plan investments are also shares of the Company s common stock.

In addition, one of the named fiduciaries of the Plan is related to the account manager of the Master Trust, who received total commissions of $9,660 for the Plan year ended December 31, 1995.

(7)     PLAN AMENDMENT
        --------------
The Plan was amended effective March 1, 1995 to allow the participants to direct their accounts in qualifying employer securities.

                                                                   SCHEDULE I














                             HS RESOURCES, INC.
                             ------------------
                             PROFIT-SHARING PLAN
                            --------------------
       ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (a)
       ---------------------------------------------------------------
                           AS OF DECEMBER 31, 1995
                           -----------------------


   Identity of Party Involved/                       Historical    Current
   Description of Investments                           Cost        Value
- - ---------------------------------------------       ----------     ------
Loans to participants (interest rates ranging
from 7% to 11%)                                      $24,795      $24,795



(a)All investments in the Master Trust are properly excluded from this schedule.


               The accompanying notes to financial statements
                    are an integral part of this schedule.